UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 23, 2016
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 23, 2016, announcing Turkcell Odeme Hizmetleri A.Ş.’s Operation Permit.

Istanbul, August 23, 2016

Announcement Regarding Turkcell Odeme Hizmetleri A.Ş.’s Operation Permit

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Our Company’s subsidiary Turkcell Ödeme Hizmetleri A.Ş, operating under Paycell brand, has received an operating permit for payment services from the Banking Regulation and Supervision Agency (“BRSA”). The decision was published in the Official Gazette on August 20, 2016.

Paycell, becoming the first BRSA licensed operator brand, will now be able to provide services in diverse fields including money transfer, invoice payment, member merchant payment services, and prepaid cards to both Turkcell and non-Turkcell customers on top of the operator invoicing services it has been providing in accordance with the Payment Services Law introduced by the BRSA in 2014.

Turkcell, having receiving the payment services operating permit from BRSA with Paycell in addition to the consumer financing operating permit of Turkcell Finansman A.Ş, intends to lead the fintech (financial technology).

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 23, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 23, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President